Alcon Publishes Agenda for 2025 Annual General Meeting

•Alcon welcomes its shareholders to its third in-person AGM
•Alcon Board of Directors proposes to elect Deborah Di Sanzo as a new Board member
•Proposed dividend of CHF 0.28 cash per share

GENEVA, April 4, 2025 – – Alcon (SIX/NYSE: ALC), the global leader in eye care, will hold its Annual General Meeting (AGM) on May 6, 2025.

Alcon is pleased to welcome shareholders to its third in-person AGM since becoming an independent, standalone company. The company looks forward to hearing directly from its shareholders at this open format meeting.

Alcon's Board of Directors proposes to the AGM to elect Deborah Di Sanzo as a new Board member. An innovative business leader with more than thirty years of experience in the fields of technology and health care, Ms. Di Sanzo brings to the Board extensive experience in digital, artificial intelligence, and the use of cutting-edge technology and healthcare insights to create effective and innovative solutions. Ms. Di Sanzo has served as president of Best Buy Health for Best Buy Co. Inc. since 2020, where she is responsible for the company's health technology business focused on enabling care at home for everyone. She is also an instructor at the Harvard T.H. Chan School of Public Health and has served on the board of AstraZeneca since 2017.

After three years of service to Alcon, Board member Raquel C. Bono, M.D., has decided not to stand for re-election to the Board. All other members of the Board will stand for re-election. "On behalf of Alcon and our entire Board, I'd like to thank Dr. Bono for her contributions to Alcon's success during her term as a Member of the Board the past three years," said Mike Ball, Chair of the Alcon Board.

The invitation to the AGM, including explanatory information on individual agenda items, will be published in the Swiss Gazette of Commerce on April 4, 2025, and will be available, together with the Say-on-Pay brochure, the 2024 Annual Report, the 2024 Report on Non-Financial Matters and additional related material, online at https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2025/2025-Annual-General-Meeting-2025-z3OE4BbV8t/default.aspx.

Agenda for Alcon’s AGM

1.Approval of the operating and financial review of Alcon Inc., the annual financial statements of Alcon Inc. and the consolidated financial statements for 2024

2.Discharge of the members of the Board of Directors and the members of the Executive Committee

3.Appropriation of earnings and declaration of dividend as per the balance sheet of Alcon Inc. of December 31, 2024
▪If approved by the shareholders, a gross dividend of CHF 0.28 in cash per share will be payable with the first trading day ex-dividend expected to be May 13, 2025 (for shares held through SIX SIS) and May 14, 2025 (for shares held through DTC), the record date expected to be May 14, 2025, and the payout date in Switzerland expected to be on or around May 15, 2025. The Swiss withholding tax of 35% will be deducted from the gross dividend amount. The different ex-dividend dates for shares held through SIX SIS and through DTC are due to the fact that the US settlement practice changed from T+2 to T+1 in 2024.

4. Consultative vote on the 2024 Report on Non Financial Matters

5. Votes on the compensation of the Board of Directors and of the Executive Committee
5.1 Consultative vote on the 2024 Compensation Report
5.2 Binding vote on the maximum aggregate amount of compensation of the Board of
Directors for the next term of office, i.e. from the 2025 Annual General Meeting to the
2026 Annual General Meeting
5.3 Binding vote on the maximum aggregate amount of compensation of the Executive
Committee for the following financial year, i.e., 2026

6. Re-election and Election of the Chair and the Members of the Board of Directors
6.1 Re-election of F. Michael Ball (as Member and Chair)
6.2 Re-election of Lynn D. Bleil (as Member)
6.3 Re-election of Arthur Cummings (as Member)
6.4 Re-election of David J. Endicott (as Member)
6.5 Re-election of Thomas Glanzmann (as Member)
6.6 Re-election of D. Keith Grossman (as Member)
6.7 Re-election of Scott Maw (as Member)
6.8 Re-election of Karen May (as Member)
6.9 Re-election of Ines Pöschel (as Member)
6.10 Re-election of Dieter Spälti (as Member)
6.11 Election of Deborah Di Sanzo (as Member), effective September 1, 2025

7. Re-election of the Members of the Compensation Committee
7.1 Re-election of Thomas Glanzmann
7.2 Re-election of Scott Maw
7.3 Re-election of Karen May
7.4 Re-election of Ines Pöschel

8. Re-election of the independent representative

9. Re-election of the statutory auditors

Cautionary Note Regarding Forward-Looking Statements
This document contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our market growth assumptions, our social impact and sustainability plans, targets, goals and expectations, and generally, our expectations concerning our future performance.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches or other disruptions of our information technology systems; our ability to effectively manage the risks associated with the ethical use of disruptive technologies; compliance with data privacy, identity protection and information security laws, particularly with the increased use of artificial intelligence; the impact of a disruption in our global supply chain, including the effect of tariffs, or important facilities, particularly when we single-source or rely on limited sources of supply; our ability to manage social impact and sustainability matters; our reliance on outsourcing key business functions; global and regional economic, financial, monetary, legal, tax, political and social change; the increasingly challenging economic, political and legal environment in China; terrorism, war and other resulting events such as economic sanctions and trade restrictions; our ability to manage the risks associated with operating as a third party contract manufacturer; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; our success in completing and integrating strategic acquisitions, including equity investments in early-stage companies; the success of our research and development efforts, including our ability to innovate to compete effectively; our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to properly educate and train healthcare providers on our products; our ability to protect our intellectual property; our ability to comply with all laws to which we may be subject; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; the effect of product recalls or voluntary market withdrawals; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets; the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; supply constraints and increases in the cost of energy; our ability to attract and retain qualified personnel; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; the effect of maintaining or losing our foreign private issuer status under US securities laws; and the ability to enforce US judgments against Swiss corporations.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this document speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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Investor Relations Daniel Cravens Allen Trang + 41 589 112 110 (Geneva) + 1 817 615 2789 (Fort Worth) investor.relations@alcon.com	Media Relations Steven Smith + 41 589 112 111 (Geneva) + 1 817 551 8057 (Fort Worth) globalmedia.relations@alcon.com